SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                               J.Crew Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    46612H402
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                                 (CUSIP Number)
                               Millard S. Drexler
                               J. Crew Group, Inc.
                                  770 Broadway
                               New York, NY 10003
                                 (212) 209-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
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                                  June 27, 2006
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                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or
      240.13d-1(g), check the following box:    [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------                        ----------------------
CUSIP No. 46612H402                                       Page 2 of 8 pages
----------------------------------                        ----------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Millard S. Drexler                             I.R.S. #
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [ ]
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS (See Instructions)

              OO
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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)   [ ]
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    6,059,898
                        ----------- --------------------------------------------
                            8       SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED                  508,194
BY EACH REPORTING       ----------- --------------------------------------------
PERSON WITH                 9       SOLE DISPOSITIVE POWER

                                    6,059,898
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    508,194
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,018,092
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     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)  [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- ------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of J.Crew Group, Inc. (the "Company"). The address of the principal executive offices of the Company is 770 Broadway, New York, NY 10003.

Item 2.   Identity and Background.

     (a)  Millard S. Drexler (the "Reporting Person")

     (b)  c/o J.Crew Group, Inc.
          770 Broadway
          New York, NY 10003

     (c) The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Company. The Company is an apparel and accessories retailer. The Company's address is set forth in Item 2(b) and is incorporated herein by reference.

     (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     Prior to the initial public offering of the Company, which closed on July 3, 2006 (the "IPO"), the Reporting Person (a) owned 2,335,557 shares of Common Stock, of which (i) 552,117 shares were acquired upon the exercise of stock options that were issued to the Reporting Person pursuant to the Company's stock option plans, (ii) 1,783,440 shares were granted under the Company's equity incentive plan, 649,934 shares of which are unvested restricted shares, and
(iii) 508,194 shares were transferred to the MSD GRAT, a trust of which the Reporting Person is a trustee and shares voting and dispositive power (the "Trust"); and (b) was granted options to purchase 1,402,057 shares that are exercisable within the next sixty days. The Reporting Person paid (a) $800,000 for the purchase of 1,404,040 Shares (as defined below in Item 6) purchased pursuant to the terms of a Services Agreement between the Company and the Reporting Person, dated in January 24, 2003 (the "Services Agreement"), (b) $200,000 for the grant of an option to exercise up to 1,080,032 shares of Common Stock pursuant to the terms of the Services Agreement and (c) $1,945,159.40 in connection with the exercise of stock options.

                               Page 3 of 8 Pages

     In addition, the Reporting Person holds a 97.5% membership interest in MDJC LLC ("MDJC"), an entity controlled by the Reporting Person, which in turn owns a 50% membership interest in TPG-MD Investment, LLC ("TPG-MD"), an entity that is jointly owned by Texas Pacific Group, a private investment group, and MDJC LLC. Pursuant to a credit agreement with the Company, TPG-MD acquired in the aggregate $20 million principal amount of 5.0% Notes Payable due 2008 of J.Crew Operating Corp., a wholly owned subsidiary of the Company, which the Reporting Person, acting through MDJC and TPG-MD, converted into shares of Common Stock of the Company at a conversion price of $3.52 per share (including accrued and unpaid interest thereon of $3.6 million) (the "Note Conversion"). Pursuant to the Note Conversion, which took place on July 3, 2006, the Reporting Person received 3,280,478 shares of Common Stock of the Company (the "Note Shares"). The Note Shares were acquired within the last sixty days.

     All of the funds required to acquire the shares of Common Stock beneficially owned by the Reporting Person were obtained from the personal funds of the Reporting Person.

Item 4.   Purpose of Transaction.

     Pursuant to (i) an Agreement, dated June 7, 2006, by and among the representatives of the several underwriters of the IPO and the Reporting Person and (ii) an Agreement, dated June 7, 2006, by and among the representatives of the several underwriters of the IPO and the Trust (together, the "Lock-up Agreements"), without the prior written consent of the representatives on behalf of the underwriters, the Reporting Person has agreed that he will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, whether now owned or hereinafter acquired, owned directly by the Reporting Person (including holding as a custodian) or with respect to which the Reporting Person has beneficial ownership within the rules and regulations of the SEC for a period of 180 days after June 27, 2006, subject to specified exceptions. A copy of the Lock-up Agreements are attached hereto as Exhibit A and Exhibit B, respectively.

     Except as set forth in this statement, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities

                               Page 4 of 8 Pages
of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) As of June 27, 2006, and after giving effect to the Note Conversion, the Reporting Person may be deemed to beneficially own 7,018,092 shares of Common Stock, representing 12.1% of the outstanding Common Stock, based on the 56,921,000 shares of Common Stock outstanding on June 27, 2006, as represented by the Company in its Registration Statement on Form S-1 (File No. 333-127628), as amended, and as declared effective on June 27, 2006 (the "Registration Statement").

     (b) The information required by Item 4(b) not otherwise provided herein is set forth in Rows 7 - 10 of the cover page for the Reporting Person and is incorporated herein by reference. The Reporting Person shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 508,194 shares of Common Stock owned by the Trust with his spouse, Peggy Fishman Drexler ("Mrs. Drexler").

     Mrs. Drexler is a self-employed research psychologist/author. Her business address is care of the Company. The Company's address is set forth in Item 2(b) and is incorporated herein by reference. Mrs. Drexler, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mrs. Drexler has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Drexler is a United States citizen.

     (c) The information required by Item 5(c) is set forth in the second paragraph of Item 3 and is incorporated herein by reference.

     (d) Mrs. Drexler has the right to receive half of the proceeds from any dividend or sale of the Reporting Person's Common Stock under the community property law of the State of California.

     (e) Not applicable.

                               Page 5 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person entered into an amended and restated employment agreement with the Company, dated October 20, 2005 (the "Employment Agreement"), a copy of which is incorporated herein by reference as Exhibit C. Under the terms of the Employment Agreement, if the Company terminates the employment of the Reporting Person without "cause" or the Reporting Person terminates his employment for "good reason" (each as defined in the employment agreement), the Reporting Person will be entitled to receive, among other things, the accelerated vesting of any unvested restricted shares and/or unvested stock options as provided for in any applicable grant agreement.

     The Reporting Person entered into a Stockholders' Agreement, dated January 24, 2003, with the Company and TPG Partners II, L.P. ("TPG Partners"), relating to the shares of Common Stock owned, directly or indirectly, by him and any other shares of Common Stock that the Reporting Person may subsequently acquire (the "Shares"), a copy of which is incorporated herein by reference as Exhibit D (the "Stockholders Agreement"). Under the terms of the Stockholders Agreement that survived the consummation of the IPO: (i) the Reporting Person has the right (a) to include the Shares in any registered offering of Common Stock that includes shares of Common Stock held by TPG Partners and (b) one year after the consummation of the IPO, to require the Company to register the Shares under the Securities Exchange Act of 1934, as amended; (ii) if a third party acquires all or substantially all of the Company's shares and TPG Partners intends to transfer its shares to such purchaser (a "Sale Transaction"), TPG Partners may require the Reporting Person to transfer the Shares; and (iii) the Reporting Person has the right to transfer the Shares in a Sale Transaction.

     It is expected that Amendment No. 1 to Stockholders Agreement, by and among the Company, TPG Partners, TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P., the form of which is attached hereto as Exhibit E (the "Amended Stockholders Agreement") will be entered into by the parties thereto in the near future. Under the terms of the Amended Stockholders Agreement, (i) TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P. shall be added as parties to the Stockholders Agreement, and all references to "TPG Partners II, L.P." and the "Majority Stockholder" in the Stockholders Agreement shall be deemed to include collectively TPG Partners, TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity II, L.P.; (ii) the termination provision shall be amended such that Section 3 and Section 5 of the Stockholders Agreement will terminate if (a) in the written opinion of counsel to the Company, all of the Shares then owned by the Reporting Person could be sold in any 90-day period pursuant to Rule 144 (without giving effect to the provisions of Rule 144(k)) or
(b) all of the Shares held by the Reporting Person have been sold in a registration pursuant to the Securities Act of 1933, as amended, or pursuant to Rule 144; (iii) in the event that a proposed offering by the Reporting Person is underwritten, the Company may ratably reduce the number of shares the Reporting Person and any other selling stockholder may sell in such offering to the extent that the underwriter informs the Company in writing that the number of shares of Common Stock requested to be included in such registration exceeds the number which can be sold in such offering

                               Page 6 of 8 Pages
within a price range acceptable to the Reporting Person; and (iv) the Company shall bear all costs of preparing and filing the registration statement, and shall indemnify and hold harmless, to the extent customary and reasonable, the seller of any shares of Common Stock covered by such registration statement.

         The information required by Item 6 not otherwise provided herein is set forth in Item 5(d) and is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit A        Agreement, dated June 7, 2006, by and among the
                           Reporting Person and the representatives of the several underwriters named therein

          Exhibit B        Agreement, dated June 7, 2006, by and among the Trust
                           and the representatives of the several underwriters named therein

          Exhibit C        Employment Agreement, dated October 20, 2005,
                           between the Company and the Reporting Person
                           (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October
                           21, 2005)

          Exhibit D        Stockholders' Agreement, dated January 24, 2003,
                           among the Company, the Reporting Person and TPG
                           Partners II, L.P. (incorporated by reference to
                           Exhibit 4.1 to the Company's Current Report on Form
                           8-K filed on February 3, 2003)

          Exhibit E        Form of Amendment No. 1 to Stockholders Agreement, by
                           and among J. Crew Group, Inc., the Reporting Person and each of TPG Partners II, L.P., TPG Parallel II,
                           L.P., TPG Investors II, L.P. and TPG 1999 Equity II,
                           L.P. (incorporated by reference to Exhibit 4.5(b) to the Company's Registration Statement on Form S-1/A filed on June 22, 2006)

                               Page 7 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated:  July 6, 2006

                                            /s/ Millard S. Drexler
                                            ------------------------------------
                                            Millard S. Drexler